DEMAND PROMISSORY NOTE

$10,000.00	February 12, 2008

FOR VALUE RECEIVED, Bethesda C0801, Inc., a corporation organized and existing under the laws of State of Nevada, with offices at 2519 McMullen Booth Road, Suite 510-308, Clearwater, FL 33761 (the “Company”), promises to pay to the order of Bethesda Marketing Group, LLC, a limited liability company having an address at 2519 McMullen Booth Road, Suite 510-308, Clearwater, FL 33761 (the "Holder"), the principal amount of TEN THOUSAND Dollars ($10,000.00), together with interest incurred thereon at the rate of eight percent (8%) per annum. The entire unpaid principal and accrued interest thereon shall be immediately due and payable on demand by the Holder. Interest payable hereunder shall be calculated for actual days elapsed on the basis of a 360-day year. Any payments of amounts due hereunder shall be in such currency of the United States at the time of payment as shall be legal tender for the payment of public or private debts.

This Note shall be paid without deduction by reason of any set-off, defense or counterclaim of the Company. This Note may be repaid in whole or in part by the Company without penalty or premium at any time and from time to time. All payments received by the Holder hereunder will be applied first to costs of collection and fees, if any, then to interest, and the balance to principal.

All payments shall be made at the address for the Holder set forth above, or at such other place as the Holder hereof may from time to time designate in writing.

The undersigned waives presentment for payment, demand, protest and notice of protest and of non-payment.

Any and all notices, requests, consents and demands required or permitted to be given hereunder shall be in writing, delivered to the addresses stated above. Either party may change by notice the address to which notices to it are to be addressed.

Notwithstanding any other provision of this Note, interest under this Note shall not exceed the maximum rate permitted by law; and if any amount is paid under this Note as interest in excess of such maximum rate, then the amount so paid will not constitute interest but will constitute a prepayment on account of the principal amount of this Note.

The Company agrees to pay on demand all expenses of collecting and enforcing this Note and any guarantee or collateral securing this Note, including, without limitation, expenses and fees of legal counsel, court costs and the cost of appellate proceedings.

The failure or delay by the Holder in exercising any of its rights hereunder in any instance shall not constitute a waiver thereof in that or any other instance. The Holder may not waive any of its rights except by an instrument in writing signed by the Holder.

This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of Nevada, without giving effect to the conflict of law provisions thereof.

This Note may not be assigned, transferred or otherwise negotiated by the Holder without the prior written consent of the Company.

This Note may not be amended without the written approval of the holder.

IN WITNESS WHEREOF, the Company has caused this Note to be signed on the date first set forth above.

BETHESDA C0801, INC.

By:	/s/ David McNamee
Print Name: David McNamee
Title: President